FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For January 24, 2022

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

English summary of Registrant's immediate report filed with the Israeli Securities Authority, on January 23, 2022

CELLCOM ISRAEL ANNOUNCES EXTRAORDINARY
GENERAL MEETING OF SHAREHOLDERS

Netanya, Israel – January 23, 2022 – Cellcom Israel Ltd. (TASE: CEL) (hereinafter: the "Company") announced today an Extraordinary General Meeting of the Company’s Shareholders (the “Report”), pursuant to the Israeli Companies Law, 5759-1999 (the “Companies Law”), the Israeli Companies (Notice and Announcement on a General Meeting and Class Meeting in a Public Company and Adding Agenda Items) Regulations, 5760-2000 (the “Notice and Announcement Regulations”) and the Securities (Periodic and Immediate Reports) Regulations, 5730-1970 (the “Reports Regulations”), to be held on February 28, 2022, 16:00p.m. (Israel time) at the Company’s offices, 10 Hagavish St., Netanya (the “Meeting” or “General Meeting”), for purpose of discussing and adopting the resolution on the agenda, as set forth below.

1.	Agenda item and form of proposed resolution

Item No. 1 - Approval of the remuneration terms of Mr. Daniel Sapir, incoming CEO of the Company

Form of proposed resolution:

“To approve the remuneration terms of Mr. Daniel Sapir, the Chief Executive Officer of the Company, all as detailed in the Report.”

2.	Item number 1 - Approval of the remuneration terms of Mr. Daniel Sapir, incoming CEO of the Company

2.1	Background

Pursuant to the approval of the Company’s Board of Directors for the appointment of Mr. Sapir as CEO of the Company (filed on Form K6 dated January 5, 2022), the General Meeting is hereby presented a resolution for approving the remuneration terms of Mr. Sapir as CEO of the Company. The date of commencement of Mr. Sapir's official term as CEO of the Company is expected to be in the near future and shall be reported as required by law. It is noted in this context, that as of January 9, 2022, Mr. Sapir began a transition period for his position as CEO of the Company  (“Date of Commencement of Transition Period”).

2.2	The primary terms of the proposed employment agreement between Mr. Sapir and the Company are brought for approval of the Meeting

2.2.1	Mr. Daniel Sapir shall serve as the Company’s Chief Executive Officer at full time (100%) position.

2.2.2
The employment agreement of Mr. Sapir is for an unlimited period commencing on the Date of Commencement of Transition Period and can be terminated at any time by either of the parties, by 3-months prior notice during the first three years of employment, and thereafter by 6-months prior notice, in accordance with the Company’s compensation policy.

It is noted that during the transition period, i.e. as of the Date of Commencement of Transition Period to the beginning of the official term, Mr. Sapir will be entitled to only 50% of the below stated monthly salary, as well as the accompanying social benefits.

2.2.3
For serving as CEO of the Company, Mr. Sapir shall be entitled to the following main terms: (a) monthly salary of ILS 110,000 (linked to the Israeli CPI); (b) customary social benefits, including paid vacation, sick leave, managers’ insurance, education fund and reimbursement of per diem expenses incurred in practice while performing his position against invoices/reports according to the Company’s policy; (c) Company vehicle and vehicle expenses (including grossing up); (d) D&O insurance, indemnity and exculpation, as granted to the other officers and directors of the Company.[1] The CEO’s employment agreement also includes non-compete provisions for a period of 12 months following the end of the employment period and provisions regarding confidentiality.

Mr. Sapir shall be entitled to an annual bonus according to the Company’s compensation policy, namely - Mr. Sapir’s target bonus shall be 10 salaries, while 80% thereof is based on the Company’s adjusted EBITDA2 in practice compared to the Company’s adjusted EBITDA set forth in the budget, and 20% on a qualitative assessment of his performance by the Compensation Committee and Board of Directors. Performance under 75% of the weighted score shall not entitle any bonus, while a weighted score higher than 75% shall confer entitlement to a bonus in the range 50% - 150% depending on the weighted score and on the terms of the Company’s compensation policy. For further details regarding the annual bonus and threshold conditions for the annual bonus, see the Company’s compensation policy published as part of the Company’s meeting convening report, filed on Form 6K dated December 22, 2021 (“Compensation Policy”).

2.2.4
Mr. Sapir shall be entitled to equity compensation with an overall benefit value (as of the date of the Board of Directors’ approval) of approx. ILS 6.65 million, spread over 5 years (i.e., approx. ILS 1.33 million per vesting year, calculated linearly). In the framework of equity compensation, the Company is asking to allocate 1,123,670 options (non-registered) of the Company to the CEO of the Company. Each option shall be exercisable into one ordinary share par value ILS 0.01, subject to adjustments as set forth in the Company's 2015 Share Incentive Plan (“Options”).

For further details regarding the Options, their fair value and terms, see the report published by the Company concurrently with publishing this report in accordance with the Securities (Private Placement of Securities in a Listed Company) Regulations, 5760-2000.

1 Pursuant to resolutions previously adopted by the Company’s competent organs.
2 See the definition of adjusted EBITDA in section 4 of the Board of Directors Report on the Condition of the Company’s Affairs for the year ended December 31, 2020, filed on 6K on March 17, 2021.

2.3	Hereunder details of the proposed cost of employment of Mr. Sapir (employer’s cost) on an annual basis:

Details of recipient			Compensation for services (ILS thousands)						Total (ILS thousands)
Name	Position	Scope	Salary	Holding Company equity %	Management fees	Bonus	Share based payment	Other
Daniel Sapir	CEO	100%	1,320	-	-	1,100[3]	1,330[4]	648[5]	4,398

2.4	Additional details

2.4.1
The ratio between the employment cost of Mr. Sapir and the average and median employment cost of the rest of the Company’s employees and contractor workers, as of the report date, is approx. 22.6 and 29, respectively.

2.4.2
The remuneration terms of Mr. Sapir were unanimously approved by the Compensation Committee at its meetings of January 17 and January 20, 2022 and by the Board of Directors at its meeting of January 20, 2022.

2.4.3	The Compensation Committee and Board of Directors noted in their reasons for approving the remuneration terms:

2.4.3.1
The proposed remuneration terms are reasonable and fair. In this context the Compensation Committee and Board of Directors were presented a comparative survey conducted by an external compensation expert (“Comparative Survey”), and which is attached as schedule “A” to the Report. The Compensation Committee and Board of Directors were also presented an internal comparison conducted by the Company to the compensation terms of other CEOs in the communications market, as reported to the public (“Communications Market Comparison”).

2.4.3.2	Mr. Sapir’s proposed terms of employment are in line with the Company’s Compensation Policy.

2.4.3.3
The proposed monthly salary is on market terms according to the Comparative Survey and is below the percentiles where the Company desires to set the salary of officers as set forth in the Compensation Policy (25-75%), compared to the comparison group. The proposed monthly salary is lower than the salary of other CEOs in the communications market according to the Communications Market Comparison.

3 Reflects the target bonus equal to 10 salaries. See section 2.2.3.
4 Calculated according to the total value of the benefit divided linearly by years of vesting. Note, recording the accounting expense differs.
5 Including social benefits detailed in section 2.2.3 subsections (b) and (c) above.

2.4.3.4
The proposed equity compensation is lower than the equity compensation of the Company’s previous CEO, Mr. Avi Gabbay[6] and is also low compared to other CEOs in the communications market according to the Communications Market Comparison. The proposed equity compensation is on average compared to the Comparison Group according to the Comparative Survey. In addition, the proposed equity compensation is on stricter terms regarding vesting dates and exercise price of options to be allocated to the Company’s CEO compared to the minimum vesting dates and minimum exercise price set forth in the Compensation Policy (i.e., longer vesting period than the minimum period and higher exercise price than the minimum price).

2.4.3.5
In the opinion of the Compensation Committee and Board of Directors the ratio between the Mr. Sapir’s cost of employment and the cost of employment of the other employees of the Company shall not adversely affect employment relations in the Company considering the Company’s character, size and mix of manpower employed by it and the nature of its business.

3.	Order of the Meeting and voting

3.1	Manner of voting

A shareholder is entitled to vote in the Meeting by itself or by proxy. In addition, a shareholder under section 177(1) of the Companies Law (meaning - a person to whose credit a share is registered with a TASE member, and such share is included among the shares registered in the shareholders registry under the name of a nominee company) (“Unregistered Shareholder”) is also entitled to vote through an electronic voting card to be transferred to the Company in the electronic voting system that operates pursuant to Article B to Chapter 7(B) of the Israeli Securities Law, 5728-1968 (“Electronic Voting”, the “Electronic Voting System” and “Electronic Voting Card”, respectively).

With respect to the resolutions on the agenda, a shareholder who is entitled to participate and vote in the Meeting may also vote at the Meeting by way of the voting card attached to this Report, while the voting shall be made with the second part of the voting card. In this respect, a shareholder that voted by voting card shall be deemed to have been present and participated in the Meeting.

6 Value of equity compensation package for the Company’s previous CEO was approx. ILS 12 million.

3.2	Time of the General Meeting

The Extraordinary General Meeting of the Company’s shareholders shall convene on Monday, February 28, 2022, at 16:00p.m., Israeli time, at the Company’s offices, 10 Hagavish St., Netanya.

3.3	Legal quorum and date of the adjourned meeting

The legal quorum for holding the General Meeting is the presence of at least two (2) shareholders, in person or by proxy, who hold at least a third of the voting rights (“Legal Quorum”). If an hour after the time set for the Meeting to begin the General Meeting had no legal quorum, the Meeting shall be adjourned to Monday, March 7, 2022, at the same place and time (the “Adjourned Meeting”). Should the Adjourned Meeting have no Legal Quorum within half an hour from the time the Adjourned Meeting was set to begin, then any two (2) shareholders who are present, in person or by proxy, shall constitute a Legal Quorum.

3.4	The required majority for adopting the resolutions at the General Meeting

The required majority for approving the resolution set forth on the agenda is a simple majority of all votes of the shareholders present at the General Meeting who are allowed to vote and who voted in it, provided one of the following is fulfilled: [a] included in the majority votes of the General Meeting are a majority of all votes of shareholders who are not controlling shareholders of the Company or interested parties in approving the resolution, who participate in the vote (abstaining votes are not taken into account); or - [b] the total number of opposing votes from among the shareholders set forth in paragraph [a] does not exceed two percent (2%) of all the Company’s voting rights.

3.5	Record date

The record date for determining the entitlement of the shareholders to vote at the General Meeting under section 182 of the Companies Law is Monday, January 31, 2022 (the “Record Date”).

3.6	Proxy for voting

A shareholder is entitled to appoint a proxy to vote in its place, who is not required to be a shareholder of the Company. The document authorizing a proxy to vote shall be drawn up in writing (the “Letter of Appointment”) and shall be signed by the appointing party, and if the appointing party is a corporation, the Letter of Appointment shall be signed in a manner that binds the corporation. The Company’s secretariat may require that the Company be provided with written confirmation, to its satisfaction, prior to convening the General Meeting, with respect to the identity of the signing party, and if the appointing party is a corporation, also with respect to the authority of the signing parties to bind the corporation. The Letter of Appointment or a suitable copy thereof, to the satisfaction of the Board of Directors, shall be deposited at the registered office of the Company at least seventy two (72) hours prior to the commencement of the General Meeting or Adjourned Meeting, as applicable, in which the proxy intends to vote on the basis of such Letter of Appointment. Notwithstanding the foregoing, the Chairman of the Meeting may, at its discretion, accept said Letter of Appointment, even after such time, if it finds it correct to do so, at its discretion. If the Letter of Appointment, as set forth in this regulation above, has not been received, it shall have no effect at such Meeting. The Letter of Appointment shall note the number of shares for which it was granted. The Letter of Appointment shall also be effective with respect to any adjourned meeting of a meeting that the Letter of Appointment refers to, provided the Letter of Appointment did not state otherwise.

3.7	Electronic voting card

As foregoing, an Unregistered Shareholder is also entitled to vote through the Electronic Voting System. Voting through an Electronic voting card shall be possible until six (6) hours before the assembly time of the General Meeting.

3.8	Voting in writing by voting card and position statements

A shareholder is also entitled to vote at the General Meeting for approving the resolution on the agenda of the General Meeting through a voting card. Voting in writing shall be made by way of the second part of the voting card, which is attached to this Report.

The voting card and position statements under their meaning in section 88 of the Companies Law, if any, can be reviewed on the distribution website of the Israeli Securities Authority, at: http://www.magna.isa.gov.il (the “Distribution Website”) and on the website of the Tel Aviv Stock Exchange Ltd., at: http://maya.tase.co.il (the “TASE Website”). Any shareholder is entitled to directly contact the Company and obtain the form of the voting card and position statements (if any).

A member of the Tel Aviv Stock Exchange Ltd. (“TASE Member”) shall send, for no consideration, by email, a link to the form of the voting card and position statements (if any), on the Distribution Website, to any shareholder of the Company who is not registered in the Company’s shareholder registry, whose shares are registered with such TASE Member, unless the shareholder announces that it is not interested in such or that it desires to receive voting cards by mail in consideration for payment of delivery fees, provided the notice was given with respect to a certain securities account and on a date preceding the Record Date.

The voting card and documents that must be attached thereto as set forth in the voting card, must be delivered to the Company’s offices (including by registered mail) including the certificate of ownership (and with respect to a registered shareholder - including a photocopy of an identity card, passport, or certificate of incorporation, as applicable) until four (4) hours before the assembly time of the General Meeting. For this purpose, “time of delivery” is the time on which the voting card and the documents attached thereto arrived at the Company’s offices.

In addition, an Unregistered Shareholder shall be entitled to deliver the certificate of ownership through the Electronic Voting System as set forth in section 3.1 above.

Deadline for delivery of position statements to the Company by the shareholders of the Company is up to ten (10) days before the date of the Meeting.

A voting card to which no certificate of ownership was attached (or alternatively the certificate of ownership was not delivered through the Electronic Voting System) or with respect to a registered shareholder to whom no photocopy of an identity card, passport, or certificate of incorporation, as applicable, was attached, shall have no effect.

It is noted that pursuant to section 83(d) of the Companies Law, if a shareholder voted in more than one way, its last vote shall be counted, while in this regard, a vote of a shareholder in person or by proxy shall be deemed later that the vote through a voting card.

One or more shareholders holding shares at a rate constituting five percent or more of the total voting rights in the Company (meaning - 8,171,573 shares) and also anyone holding such rate out of all voting rights not held by the Company’s controlling shareholder (meaning - 4,247,692 shares) is entitled, after assembly of the General Meeting, to review the voting cards and the voting records through the Electronic Voting System that the Company received as set forth in regulation 10 of the Israeli Companies (Voting in Writing and Position Statements) Regulations, 5766-2005.

3.9	Certificate of ownership

An Unregistered Shareholder shall only be entitled to participate at the General Meeting if it provides the Company, prior to the General Meeting, with a confirmation of a TASE Member with whom its right to the share is registered, regarding its ownership over the Company’s shares on the Record Date, according to the form in the schedule to the Israeli Companies (Proving Ownership Over Shares for Purpose of Voting in a General Meeting) Regulations, 5760-2000 (the “Certificate of Ownership”), or alternatively if the Company receives a Certificate of Ownership through the Electronic Voting System.

An Unregistered Shareholder is entitled to receive the Certificate of Ownership from the TASE Member through whom is holds its shares, at the branch of the TASE Member or by mail to its address in exchange for delivery fees only, if so requested, and provided that an application in this respect is issued in advance to a certain securities account.

An Unregistered Shareholder is also entitled to order its Certificate of Ownership to be transferred to the Company through the Electronic Voting System.

3.10	US shareholders

Shareholders whose shares are not held via a member of the TASE Clearinghouse but instead via a member of the Depositary Trust Company (“DTC”) in the United States, could deliver a signed form of proxy from the DTC member that holds its shares, authorizing the shareholder to vote in regard of a specified number of shares at the meeting. Such form of proxy should include the Record Date and the meeting date of the meeting. Then, such a shareholder will be entitled to vote by participating in person or by sending the Company a signed voting card together with the proxy. Alternatively, such as shareholder could instruct its DTC member to vote the shares beneficially owned by such shareholder.

Shareholders who are registered directly with the Company’s U.S. transfer agent, American Stock Transfer & Trust Company, will be entitled to vote by participating in person or by sending the Company a signed voting card.

The voting card to be considered in the Meeting must be in the form attached in Part Two to the voting card below which is an integral part of this Report.

In each case, the voter must deliver the proxy and the voting card, as applicable, to the Company no later than the due time pursuant to sections 3.6 and 3.8, as applicable.

3.11	Restrictions applicable to voting by virtue of the Company’s communications licenses

Pursuant to the communications licenses granted to the Company by the Israeli Ministry of Communications, investors are prohibited from acquiring or transferring (alone or together with family members or with other entities that cooperate on a regular basis) the Company’s shares, directly or indirectly (including by way of creating a pledge that if realized, would lead to a transfer of shares), in one transaction or in a series of transactions, if such acquisition or transfer would cause the holding or transfer of 10% or more of the means of control in the Company, or the transfer of any means of control in the Company if as a result thereof control of the Company would be transferred from one party to another, without the prior consent of the Ministry of Communications. In addition, pursuant to the licenses, whoever holds over 5% of the means of control in the Company, is not entitled to (a) hold, directly or indirectly, more than 5% of the means of control in Bezeq The Israel Telecommunication Corporation Ltd. (“Bezeq”), which is a landline operator in Israel, or a different cellular operator in Israel (subject to certain exceptions), (b) serve as an officer of competitors of the Company, other than in specific circumstances and subject to the approval of the Ministry of Communications, or (c) be party to any arrangement with Bezeq or with a different cellular operator that is designed or that may reduce competition or harm it with respect to the cellular services, cellular end equipment or other services that are granted by way of the cellular network. For more details referring to these restrictions, please see section 21.3(1) in Chapter A of the Company’s 2020 Periodic Report.

In accordance with the requirements of the license, the Company’s Articles of Association set forth that holdings of Company shares that are in violation of the holding or transfer restrictions that are included in the licenses shall not grant their holders any voting rights. In addition, the licenses and Articles of Association require that as a condition for any shareholder to vote, in person or on a voting card, in any meeting of the shareholders, such shareholder must confirm whether its holdings of Company shares are in violation of any of the restrictions included in the Company’s licenses.

Prior to the vote on the proposed resolutions that are on the agenda, every shareholder who desires to participate in the vote, is required to confirm in the voting card that is attached to this Report or in the Electronic Voting Card, as applicable, that its holdings of Company shares are not in violation of the holding or transfer restrictions set forth in the Company’s licenses. Should this box not be checked, the vote shall not be counted. If only part of the shareholdings is in violation as foregoing, a right to vote in the part that is not in violation may be granted. In this case, please contact VP Legal and corporate secretary by telephone +972-52-998-9595 for receiving instructions on how to vote for shares that are not in violation, or if the shares are held through a broker, the broker can be asked to contact the Company on behalf of the shareholder.

3.12	Interest or other characteristic of the shareholder

Prior to voting on the proposed resolution on the agenda, every shareholder who desires to participate in the vote is required to inform the Company of the existence or absence of any interest with respect to such resolution or any other characteristic of the shareholder, all as set forth in the second part of the voting card attached to this Report or in the Electronic Voting Card, as applicable. In case a shareholder fails to inform as foregoing with respect to such resolution, it shall not be entitled to vote with respect to such resolution and its vote shall not be counted. If a shareholder voted on such resolution by Letter of Appointment, it shall inform the Company prior to the vote of the existence or absence of any interest with respect to such resolution or any other characteristic of the shareholder, all as set forth in the second part of the voting card that is attached to this Report.

In addition, any shareholder is required to inform the Company, including by way of checking the designated space in the voting card, in the Electronic Voting Card, and/or in the power of attorney, whether or not it is an interest party in the Company, senior officer or institutional investor.

3.13	Changes to the agenda; the deadline for a shareholder to issue a request to include an item on the agenda

Following the publication of this Report on convening the Meeting, there may be changes to the agenda, including the addition of items to the agenda, position statements may be published, and the updated agenda and position statements may be reviewed in the Company’s reports to be published on the websites listed in section 13 of the voting card attached to this Report.

A request of a shareholder under section 66(b) of the Companies Law to include an item on the agenda of the General Meeting shall be delivered to the Company until seven (7) days after assembly of the Meeting. If such a request was submitted, it is possible for the item to be added to the agenda, and its details shall appear on the websites listed in section 13 of the voting card attached to this Report. In this case the Company shall publish an amended voting card together with an amended report on convening the Meeting, no later than seven (7) days after the deadline for delivery of a shareholder request to include an item on the agenda, as set forth above.

4.	Details on the Company’s representative with respect to dealing with this Report

The Company’s representative with respect to dealing with this Report is Adv. Liat Menahemi, VP Legal and Corporate Secretary, 10 Hagavish Street, Netanya, Telephone: 052-9989595; Fax: 09-8607986.

5.	Document review

This Report and the documents mentioned therein may be reviewed, as well as the complete form of the proposed resolution that is on the agenda, in the Company’s offices at 10 Hagavish Street, Netanya, following advance coordination with the Company’s secretary at phone number 052-9989595, Sundays-Thursdays (except on Holiday Eves and Holidays), during common work hours, until the conclusion of the General Meeting.

Cellcom Israel Ltd.
Voting card under the Israeli Companies (Voting in Writing and Position Statements)
Regulations, 5765-2005 (the “Voting in Writing Regulations”)
Part One

1.	Company name: Cellcom Israel Ltd. (the “Company”).

2.	Type of general meeting, the time and place it is convened - Extraordinary General Meeting.

The General Meeting shall take place on Monday, February 28, 2022, at 16:00, Israeli time, at the Company’s offices, 10 Hagavish, Netanya, Israel. Should the General Meeting be postponed due to a lack of a legal quorum, the adjourned meeting shall take place on Monday, March 7, 2022, at the same time and place (the “Meeting” or “General Meeting”).

3.	Description of the item on the agenda and form of its resolution:

3.1.	Item number 1: Approval of the remuneration terms of Mr. Daniel Sapir, incoming CEO of the Company

It is proposed to approve the remuneration terms of Mr. Daniel Sapir, CEO of the Company. The proposed remuneration package includes a monthly salary and social benefits, annual bonus (performance based) and equity compensation in the form of allocation of options. The total annual cost of the proposed remuneration package (employer’s cost) is approx. ILS 4,398 thousand and all as detailed in the meeting assembly Report.

The form of the proposed resolution: “To approve the remuneration terms of Mr. Daniel Sapir, CEO of the Company, all as detailed in the meeting assembly Report.”

4.	Time and place for reviewing the full version of the proposed resolutions

The report on convening the Meeting (including its schedule) and the complete form of the resolution on the agenda, and any document pertaining to resolution can be reviewed in the Company’s offices at 10 Hagavish, Netanya, Israel, following advance coordination with the Corporate’s secretary at phone number 052-9989595, Sundays-Thursdays, during common work hours, until the conclusion of the Meeting. Similarly, the report on convening the Meeting (including its schedule), the voting card and the position statements under their meaning in section 88 of the Israeli Companies Law, 5759-1999 (the “Companies Law”), if any, can be reviewed on the website of the Israeli Securities Authority and on the website of the Tel Aviv Stock Exchange Ltd.

5.	The required majority to adopt the resolution in the General Meeting for the item on the agenda

The required majority for approving the resolution set forth in section 3.1 on the agenda is a simple majority of all votes of the shareholders present in the General Meeting who are allowed to vote and who voted in it, provided one of the following is fulfilled: [a] included in the majority of votes in the General Meeting are a majority of all votes of shareholders who are not controlling shareholders of the Company or interested parties in approving the resolution, who participate in the vote (abstaining votes are not taken into account); or - [b] the total number of opposing votes from among the shareholders set forth in paragraph [a] does not exceed two percent (2%) of all the Company’s voting rights.

6.	Notice regarding a personal interest/affinity

In part two of this voting card space is allocated for marking the existence or absence of an affinity or other characteristic in connection with the resolution that is on the agenda, as required under the Company’s Law and the Voting in Writing Regulations, and space for describing the relevant affinity, if any. It is clarified that the vote of whoever did not mark the existence or absence of such an affinity and/or did not describe its nature, is not taken into account.

Similarly, in part two of this voting card space is allocated for marking whether the voter is deemed an “institutional investor” as such term is defined in regulation 1 of the Israeli Supervision of Financial Services (Provident Funds) Regulations (Participation of a Managing Company in a General Meeting), 5769-2009, or a manager of a joint investment trust fund, as such term is used in the Israeli Joint Investment Trust Law, 5714-1994, or an interested party.

7.	Notice regarding contravening holdings

In part two of this voting card space is allocated for marking that every shareholder is required to approve that its holdings of Company shares is not in violation of the holding or transfer restrictions set forth in the Company’s licenses as set forth in section 3.11 of the report on convening the General Meeting above. Should no response to a question be marked, the vote shall not be counted. If only part of the shareholdings is in violation as foregoing, a right to vote in the part that is not in violation may be granted. In this case, please contact VP Legal and the Corporate’s secretary by telephone +972-52-998-9595 for receiving instructions on how to vote for shares that are not in violation, or if the shares are held through a broker, the broker can be asked to contact the Company on behalf of the shareholder.

8.	Validity of voting card

The voting card shall be in effect only if the following documents are attached to it and if it they were delivered to the Company (including by registered mail) until four (4) hours before the time of the Meeting:

Unregistered shareholder7 - certificate of ownership (see section 13 below). Alternatively, a shareholder shall be entitled to send the Company a certificate of ownership through the electronic voting system until such time as the electronic voting system is closed (six hours before the time of the Meeting).

Registered shareholder8 - photocopy of identity card, passport or certificate of incorporation.

A voting card that was not provided pursuant to anything set forth in this section shall be of no effect.

For this purpose, “time of delivery” is the time on which the voting card and the documents attached thereto arrived at the Company’s headquarters.

9.	An unregistered shareholder who wants to vote via an electronic voting card shall be entitled to do so until such time as the system is closed (six hours before the time of the Meeting).

10.	Company address for delivery of the voting cards and position statements

The Company’s offices, 10 Hagavish, Netanya, Israel (attn. Adv. Liat Menahemi).

11.	Deadline for delivery of position statements to the Company by the shareholders

Until ten (10) days before the date of the Meeting.

12.	Deadline for delivery of the Board of Directors’ response to the position statements

Until five (5) days before the date of the Meeting.

[7]	A person in favor of whom shares are registered with a TASE member, and such shares are included among the shares registered in the Company’s shareholder registry in the name of the nominee company.
[8]	A shareholder who is registered in the Company’s shareholder registry.

13.	Address of the websites on which the voting cards and position statements are located

The website of the Israeli Securities Authority (the “Distribution Website”): http://www.magna.isa.gov.il;

The website of the Tel Aviv Stock Exchange Ltd:

http://maya.tase.co.il

The website of the U.S. Securities And Exchange Commission:

https://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0001385145&owner=exclude&count=40&hidefilings=0

14.
An unregistered shareholder is entitled to receive the certificate of ownership from the TASE member through whom is holds its shares, at the branch of the stock exchange member or by mail to its address in exchange for delivery fees only, if so requested. An application on this matter shall be given in advance for a certain securities account. A shareholder is also entitled to order its certificate of ownership to be transferred to the Company through the electronic voting system.

15.
A unregistered shareholder is entitled to receive by email, for no consideration, a link to the format of the voting card and position statements (if any) on the Distribution Website, from the TASE member through whom it holds its shares, unless it informed the TASE member that it does not desire to receive such a link or that it wishes to receive voting card by mail in consideration for payment; its notice regarding the voting card shall also apply with respect to receiving the position statements.

16.
One or more shareholders holding shares at a rate constituting five percent (5%) or more of the total voting rights in the Company, and also one holding such a share out of all voting rights which are not held by the Company’s controlling shareholder, as defined in section 268 of the Companies Law (“Controlling Shareholder”), is entitled by itself or through an agent on its behalf, after the General Meeting being convened, to review, at the Company’s offices (the address whereof is set forth in section 10 above), during common work hours, the voting cards and the voting records through the electronic voting system that the Company received as set forth in regulation 10 of the Israeli Companies (Voting in Writing and Position Statements) Regulations, 5766-2005.

The number of shares constituting five percent (5%) of the total of all voting rights in the Company is: 8,171,573 ordinary shares of the Company par value ILS 0.01 each (“Ordinary Shares”).

The number of shares constituting five percent (5%) of the total of all voting rights in the Company that are not held by a Controlling Shareholder as defined in section 268 of the Companies Law is: 4,247,692 Ordinary Shares.

17.
Following the publication of this report on convening the Meeting, there may be changes to the agenda, including the addition of items to the agenda, position statements may be published, and the updated agenda and position statements may be reviewed in the Company’s reports to be published on the websites listed in section 13.

A request of a shareholder under section 66(b) of the Companies Law to include an item on the agenda of the General Meeting shall be delivered to the Company until seven days after the Meeting is convened. If such a request was submitted, it is possible for the item to be added to the agenda, and its details shall appear on the Distribution Website. In this case the Company shall publish an amended voting card together with an amended report on convening the Meeting, no later than seven days after the deadline for delivery of a shareholder request to include an item on the agenda, as set forth above.

A shareholder shall state the manner of its vote with respect to the item on the agenda in the second part of this voting card.

Cellcom Israel Ltd.
Voting card under the Israeli Companies (Voting in Writing and Position Statements)
Regulations, 5765-2005 (the “Regulations”)
Part Two

Company name: Cellcom Israel Ltd.

Company’s address (for delivery and sending of the voting cards):

10 Hagavish, Netanya, Israel (attn. Adv. Liat Menahemi).

Company number: 511930125

Time of the Meeting: Monday, February 28, 2021, at 16:00 (Israeli time).

Type of the meeting: Extraordinary General Meeting

Record date: Monday, January 31, 2022

Shareholder details

1.	Shareholder name - ____________________

2.	ID number - ________________________

3.	If the shareholder does not have an Israeli identity card -

Passport number - ________________________

Country of issue - _______________________

Valid until - ________________________

4.	If the shareholder is a corporation -

Corporation number - ___________________

Country of incorporation - _______________________

5.	Interested party, senior officer and institutional investor:

Are you an interested party[9] of the Company?	Yes	No
Are you a senior officer[10] of the Company?	Yes	No
Are you an institutional investor?[11]	Yes	No

6.	Do your direct or indirect holdings in the Company’s shares violate the restrictions on holding or transfer of the Company’s shares set forth in the Company’s communication licenses?[12]

Yes	No

If holdings of shareholders violate the restrictions set forth in the Company’s communication licenses, the shareholder is not entitled to vote for these shares, and its vote will not be counted. If only some of the shareholder’s holdings violate such restrictions, it may be entitled to vote for some of the shares that are not in violation thereof. For additional details see section 3.11 to the report on convening the General Meeting.

9     “Interested Party” - As defined in section 1 of the Israeli Securities Law, 5728-1968 (“Securities Law”).
10    “Senior Officer” - As defined in section 37(d) of the Securities Law.
11    “Institutional Investor” - As defined in regulation 1 of the Supervision of Financial Services Regulations (Provident Funds) (Participation of a Managing Company in a General Meeting), 5769-2009, as well as a manager of a joint investment trust fund, under the meaning of such term in the Joint Investment Trust Law, 5714-1994.
[12]	If this box is not checked, the vote will not be counted.

Manner of voting

Item on the agenda	Manner of voting[13]			Are you a Controlling Shareholder or interested party in the resolution?[14]
	In favor	Against	Abstaining	Yes[15]	No
1. To approve the remuneration terms of Mr. Daniel Sapir, CEO of the Company, all as detailed in the meeting assembly Report.

Date: ___________	Signature: __________

--------------------------------
For shareholders holding shares through a TASE member (pursuant to section 177(1) of the Companies Law) – This voting card shall have effect only with the attachment of a certificate of ownership.
For shareholders registered in the Company’s shareholder registry - the voting card shall have effect only with the attachment of a photocopy of an identity card/passport/certificate of incorporation.

Details about a personal interest in approving the proposed resolution on the agenda (if relevant):

13          Not checking shall be considered abstaining from voting on such matter.
14          The vote of a shareholder who does not complete this column or who checks “yes” without providing details shall not be counted.
15          Detail below.

Schedule "A"

 January 16, 2022
Members of the Compensation Committee and the Board
Cellcom Ltd.

Dear Sirs,

Compensation Information for the CEO Position

1.
Per your request, please find enclosed updated comparative information regarding compensation levels for the CEO position in large Israeli companies and a comparative analysis of the proposed compensation package of the company's incoming CEO to the benchmark.

2.
By way of introduction, Zviran Consulting and Surveys is the leading provider of comparative benchmarks and consulting services and comparative information on senior executives in Israel. The comparative data used as a basis for our work is anchored in a unique and dedicated database that combines extracted from salary surveys in various fields, additional data obtained from the companies themselves as part of a large number of recent consultancy work as well as real data from other sources. Our database, combined with academic knowledge and decades of experience and hundreds of projects, allow us to offer research-based and knowledge-based solutions to local and global companies operating in Israel.

Methodology

3.
To provide comparable information and ensure validity and accuracy of this analysis, we use rigorous methodologies to ensure that the surveyed position is carefully matched according to scope and responsibilities of the position and to revenue scope of the surveyed companies.

4.
The comparative data were extracted from our live, up-to-date, information database of hundreds of private and public companies. Our comprehensive database allows us to characterize and tailor a focused benchmark of companies in a variety of managerial positions.

Prof. Moshe Zviran Ltd.
10A Gruner St., Tel Aviv 69498, ISRAEL. E-mail: zviran@tau.ac.il
Tel: +(972)-3-6418683,Fax: +(972)-3-6420002, Mobile: +(972)-522-776611

5.
The comparison group was created after careful consideration of the company's main characteristics, such as nature of operations and revenues scope. Based on the size of the company in the Israeli market, the comparison group for this benchmark consists of 18 large companies including publicly traded companies, such as Amot, Azrieli, Bazan Group, Bezeq, Dan Hotels, Delta, Electra, Fox, Isrotel, Meliseron, Partner, Paz, Shafir, Shufersal and Strauss as well as several large private companies such as Hot, Pelephone, Cal, Tnuva and others. The full list cannot be disclosed, as we are required to maintain confidentiality of these companies.

6.	The standard compensation package for CEOs usually comprise of the following layers:

•	Base salary and social benefits or management fee.

•	Fixed monthly allow ances - mainly company car and occasionally company car gross-up.

•	Annual Cash Bonus – tying the CEO's remuneration to the company's short-term targets.

•	Equity-based compensation (options and shares) - tying the CEO's remuneration to the company's long-term targets and increasing its value.
•	Additional benefits – including, among others, of home phone, cellphone etc..

The following analysis is based on the first four layers and the total compensation cost derived from them without the additional benefits layer.

Analysis and Results

7.	As per the data we received from the company' Mr. Daniel Sapir, the incoming CEO of the company's compensation package is based on the following components:
•	Base salary – NIS 110,000 per month.

•	Monthly allowances – company car + gross up totaling NIS 12,460.

•	Annual cash bonus – target bonus is NIS 1,100,000 (equal to 10 monthly salaries).

•
Long-term compensation – the economic value of the equity-based compensation (options) to be granted to the incoming CEO totals NIS 6,650,000 over five years (= NIS 1,330,000 per annum on a linear layout).

8.
The table below presents the comparative data analysis. The left-hand side columns refer to the benchmark data and depict the lower boundary, lower quartile (25th percentile), average, upper quartile (75th percentile) and upper boundary. The right-hand side columns list the company's incoming CEO's remuneration (based on the proposed compensation package) and relative position based on the proposed compensation components and compared to the sample.All figures are listed in Israeli Shekels.

Compensation Level	Sample data (in Israeli Shekels)					Cellcom's data
	Min	25%	Average	75%	Max	Salary	Relative position
Base Salary	80,000	148,360	151,430	156,870	241,760	110,000	~At 15%
Monthly Allowances	----	10,010	14,240	18,000	27,310	12,460	~At 35%
Full Monthly Salary	90,000	158,950	165,670	178,170	259,760	122,460	~At 15%
Annual Payments	600,000	1,405,750	2,048,680	2,736,720	5,500,000	1,100,000	~At 20%
Total Cash	190,000	263,000	336,390	394,360	635,250	214,127	~At 15%
Annual Equity Value	----	341,310	1,140,230	2,220,070	3,075,000	1,330,000	~At 60%
Total Compensation	190,000	310,780	431,410	516,640	891,500	324,960	~At 30%

9.
To further examine the sample rigor, we conducted a sensitivity analysis by smoothing the dataset (eliminating extreme values from both the high and low ends) and executing the analysis again. The results of the analysis of the normalized dataset indicate that the sample is stable and not subject to significant changes because of extreme data points.

Confidentiality and Limitation of Liability

10.
As agreed, our task is focused at providing benchmark Information only while the responsibility for making decisions and the results obtained following the use of any of the services or deliverables provided by us is of the Company and its institutions. We bear no responsibility, contractual or otherwise, arising from the data or services provided to the Company.

11.	We hope the Information included in this analysis responds to your needs on this issue. In case you have questions, please let us know and we will make all efforts to address them.

Sincerely,

Prof. Moshe Zviran

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is a leading Israeli communications group, providing a wide range of communications services. Cellcom Israel is the largest Israeli cellular provider, providing its cellular subscribers with a broad range of services including cellular telephony, roaming services, text and multimedia messaging, advanced cellular and data services and other value-added services in the areas of mobile office, data protection etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates advanced networks enabling high-speed broadband and advanced multimedia services. Cellcom Israel offers nationwide customer service including telephone customer service, retail stores, and service and sale centers. Cellcom Israel further provides OTT TV services, internet infrastructure and connectivity services and international calling services, as well as landline telephone services in Israel.

CELLCOM
 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	January 24, 2022	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary